Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 4 to the Registration Statement of MergeWorthRX Corp. (the “Company”) on Form S-4, File No. 333-199778, of our report dated March 27, 2014, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of MergeWorthRX Corp. as of December 31, 2013 and for the period from January 22, 2013 (inception) through December 31, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 11, 2014